DEJOUR ENTERS TWO OF THE LARGEST NATURAL GAS PLAYS DEVELOPING IN NORTH AMERICA

Dejour Enterprises Ltd. (TSX-V: DJE/OTC:DJEEF)
Shares Issued: 50,405,484
Last Close: 5/9/2006 – CDN $2.23
May 11, 2006 – News Release

Robert L. Hodgkinson, Chairman & CEO, is pleased to announce that the Company has entered a binding Letter of Intent, subject to regulatory approval, with a private Texas corporation to participate in the drilling of a large accumulation (240,416 acres – 375 plus sections of land) of mostly 100% owned conventional and unconventional oil & gas properties located in the heart of two of the largest natural gas resource plays in North America: the Piceance Basin in western Colorado and Uintah Basin in eastern Utah.

This is a tremendous opportunity for Dejour, comprised of two distinct projects involving roughly 60 prospects.  The first is a well defined stratigraphic resource project, covering over 174,000 acres of leases that include low geologic risk natural gas assets in the prolific Piceance and Uintah Basins, with deeper Jurassic system potential that is currently the focus of intense development throughout both basins by significant industry players such as EnCana Oil & Gas (USA) Inc., The Williams Cos., Bill Barrett Corp., Laramie Energy Inc. and Teton Energy Corp. The second is a massive deep ‘Overthrust’ project in the northern Piceance and Uintah Basin with high reward potential, discussed below. Pipelines are located throughout the project areas.

As reported in the Oil & Gas Investor – August 2005 - the 6,000 square-mile, basin-centered gas-rich Piceance Basin, alone, is estimated to contain over 300 trillion cubic feet of gas in place and reported to currently be the biggest natural gas play in North America.  In terms of gas-resource-potential the Piceance Basin may well be the place to drill in the Rockies for the next decade.  Operators in the area hope to recover 60% - 80% of that estimated amount mainly from the 2,500 to 3,800 foot-thick gas bearing sequence in the Williams Fork section of the Mesaverde formation typically occurring at depths ranging from 4,500 to 10,500 feet.  There are additional Mesaverde sandstone horizons below the Williams Fork which also are productive including the Rollins, Cozzette, Corcoran and Sego sands occurring at average depths ranging from 8,500 to 11,000 feet.  What may be most rewarding are the deeper Entrada and Wingate formations which are thick dune sand traps that are known to contain very large reserves.  This deep Jurassic dune sand play is one of the hottest gas plays in these basins.

Interested parties may conduct an Internet search to learn more about the “Piceance Basin”.

As reported in the Oil & Gas Investor – August 2005 - prolific production can exceed 5 to 15 BCFG per well with ultimate recovery estimated to be 100+ billion cubic feet of gas per section.  The article reports that Tulsa Oklahoma based The Williams Cos. entered the Piceance Basin in 2001 and subsequently drilled over 1,000 wells without encountering a dry hole.  A representative for Bill Barrett Corp. states that this is a highly repeatable play with long-lived gas wells and low F & D costs in the range of 75 cents to $1 per Mcf.  The risk to discover gas is low with a higher level of risk in the completion program chosen for a given project.  The Company believes that the level of experience of the Operator and its consultants will mitigate many of the risks associated with drilling on its lands.

EnCana reports that it holds some 1 million net acres in the Piceance with an estimated gas resource in place amounting to 90 Tcf.  EnCana has drilled some 2,500 wells and established proved reserves amounting to 1.6 trillion cubic feet equivalent.  In 2001 The Williams Cos. purchased Barrett Resources with booked reserves which subsequently have increased to more than 1.8 Tcf from several hundred Piceance wells.  That company has more than 250 miles of gas-gathering lines and 4 gas-processing plants.

Depending on well depths and drilling and new completion techniques, including potential horizontal drilling, the cost to drill, complete and tie-in wells in these Basins range $1.3 to $2.0 million or more.  Operators use modern artificial fracturing technology to develop the tight, discontinuous sands on 10 acre well spacing units.  Multiple bottom-hole locations are generally directionally drilled from a single surface location pad-site.  In the case of EnCana in its North Parachute project, it has drilled 12 to 16 Piceance wells from just one pad.  Depending upon specific locations for wellsites environmental assessments will be required which could add to the time before drilling permits are obtained.

The Overthrust project is a deep seated prospect with potential in the Weber, Mancos “B” and Dakota/Morrison formations.  The Weber formation is geologically postulated to contain as much as 3 billion barrels of oil and is analogous to the Rangeley field located directly to the south, having produced over 1 billion barrels to date.

The private company, Retamco Operating, Inc., has been actively exploring for over ten years in these basins and will be the Operator.  The 375 plus sections of land represents 100% of Retamco’s holdings in these Basins and from the outset it was Dejour’s objective to achieve an interest in Retamco’s full acreage position.   Retamco is wholly owned by Stephen M. Gose Jr. of San Antonio, Texas.  Mr. Gose, a Geologist by training, has nearly 50 years of oil & gas exploration and development experience and is the Chairman of The Exploration Company, a public company whose shares are traded on the NASDAQ exchange.  Retamco will become Dejour’s largest shareholder holding 5,500,000 shares representing approximately 10% of the Company’s issued and outstanding shares, at closing.

Dejour will acquire a minimum 25% net working interest in roughly 174,000 gross/net acres of resource projects and a minimum 12.5% net working interest in roughly 66,300 gross/net acres of the Overthrust project.  Except for 1 section of land, all the leasehold acreage will have an 80% minimum net revenue interest.

Dejour will pay an unpromoted share of all exploration expenses including seismic, drilling, completion or abandonment and equipping for a minimum 25% working interest in the entirety of the Resource Projects, and similar unpromoted costs for a minimum 12.5% working interest in the Overthrust Project,. The upfront land cost to Dejour is US $20,726,700, payable US$5.0 million cash on closing, a US$5.0 million note maturing December 31, 2006, with the remainder settled by the issuance of 5,500,000 Dejour common shares at a market value of $2.17 per share.  The company is adequately funded to fulfill its payment obligations pursuant to the agreement with Retamco

Drilling activities will commence shortly and the operator intends to contract rigs to allow an aggressive multi-well program to get underway.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange under the symbol (DJE.V).  Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.  The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Statements in this release that are forward-looking statements are subject to various risks and uncertainties concerning the specific factors disclosed under the heading “Risk Factors” and elsewhere in the Corporations’ periodic filings with Canadian securities regulators. Such information contained herein represents management’s best judgment as of the date hereof based on information currently available. The corporation does not assume the obligation to update any forward-looking statement.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com